SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                      .
Commission file number: 1-16411
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
NORTHROP GRUMMAN SHIPBUILDING, INC.
NEWPORT NEWS OPERATIONS
SAVINGS (401(k)) PLAN FOR
UNION ELIGIBLE EMPLOYEES
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NORTHROP GRUMMAN CORPORATION
1840 Century Park East
Los Angeles, California 90067

Northrop Grumman Shipbuilding, Inc.
Newport News Operations
Savings (401(k)) Plan For
Union Eligible Employees
(formerly known as the
Newport News Shipbuilding
Savings (401(k)) Plan for
Union Eligible Employees)
Financial Statements as of December 31, 2009 and 2008,
And for the Year Ended December 31, 2009, and
Supplemental Schedule as of December 31, 2009 and
Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN SHIPBUILDING, INC. NEWPORT NEWS OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES (formerly known as Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees)
TABLE OF CONTENTS

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	6
Notes to Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009	7-11
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2009	12
SIGNATURE	13
EXHIBIT:
Consent of Independent Registered Public Accounting Firm (Exhibit 23)	14
EX-23

NOTE:	Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefit Plan Administrative Committee of the
Northrop Grumman Shipbuilding, Inc.
Newport News Operations Savings
(401(k)) Plan for Union Eligible Employees (formerly
known as Newport News Shipbuilding Savings (401(k))
Plan for Union Eligible Employees)
We have audited the accompanying statements of net assets available for benefits of the Northrop Grumman Shipbuilding, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees (formerly known as Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees) (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Los Angeles, California
June 24, 2010

NORTHROP GRUMMAN SHIPBUILDING, INC. NEWPORT NEWS OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES (formerly known as Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments, at fair value:
Registered investment company funds	$94,778,172	$71,672,507
Common/collective trust fund	12,092,931	8,980,362
Loans receivable from participants	10,600,109	8,739,390
Northrop Grumman Corporation common stock fund	4,613,460	2,685,578

NET ASSETS AVAILABLE FOR BENEFITS	$122,084,672	$92,077,837

See notes to financial statements.

NORTHROP GRUMMAN SHIPBUILDING, INC. NEWPORT NEWS OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES (formerly known as Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

INVESTMENT INCOME:
Net appreciation in fair value of investments	$12,518,835
Dividends and interest	1,141,277

Total investment income	13,660,112

CONTRIBUTION ADDITIONS:
Participant	14,869,059
Employer	7,107,800

Total contribution additions	21,976,859

DEDUCTIONS:
Benefits paid to participants	(5,599,839)
Administrative expenses	(30,297)

Total deductions	(5,630,136)

INCREASE IN NET ASSETS	30,006,835

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	92,077,837

End of year	$122,084,672

See notes to financial statements.

NORTHROP GRUMMAN SHIPBUILDING, INC. NEWPORT NEWS OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES (formerly known as Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF THE PLAN

The following description of the Northrop Grumman Shipbuilding, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees (formerly known as Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees) (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General — The Plan was established by Newport News Shipbuilding, Inc. (“Newport News”), effective July 26, 1999, as a defined contribution 401(k) plan that provides for tax-deferred savings. Effective June 7, 2004, the Plan was amended to add a company match feature. On November 7, 2001, Newport News was acquired by and became a wholly-owned subsidiary of Northrop Grumman Corporation (NGC), and it became a member of the NGC controlled group (the “Controlled Group”). Effective October 1, 2005, the Plan was amended to become a profit-sharing plan with both a defined contribution 401(k) plan and an employee stock ownership plan (ESOP) that provides for tax-deferred savings. On December 18, 2009, the Plan was renamed to “Northrop Grumman Shipbuilding, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees (formerly known as Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees)” to reflect the renaming of Newport News Shipbuilding and Dry Dock Company as Northrop Grumman Shipbuilding, Inc. (the “Company”) All of the Plan’s investments are participant-directed. Both the savings and the ESOP features are reported within the Plan’s financial statements. The Benefit Plan Administrative Committee of NGC controls and manages the operation and administration of the Plan. All union employees of the Company with at least 90 days of continuous service or 1,000 hours during a one-year period are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions — Plan participants may contribute between 1 percent and 30 percent of eligible compensation, on a tax-deferred (pre-tax) basis through payroll withholdings. An active participant may change the percentage of his or her contributions at any time. The Company makes employer matching contributions to the Plan for participants covered under the terms of the Basic Labor Agreement between the Company and the United Steelworkers of America and its Local 8888, the International Union, Security, Police, and Fire Professionals of America and its Amalgamated Local No. 451 and the International Association of Fire Fighters and its Local I-45 (the “Basic Labor Agreement”). Such employer matching contributions are 100 percent of the first 2 percent of the participant’s pre-tax contributions, 50 percent of the next 2 percent of the participant’s pre-tax contributions, and 25 percent of the next 4 percent of the participant’s pre-tax contributions for the year ended December 31, 2009. All Plan contributions are subject to the limitations prescribed by the Internal Revenue Code of 1986, as amended (the “Code”).

Participant Accounts — A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contribution, any employer matching contributions, an allocation of the Plan’s earnings, and charged with withdrawals, an allocation of the Plan’s losses, and an allocation of administrative expenses borne by the Plan. Allocations are based on the participant’s account balance, as defined in the plan document. The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.

Vesting — Plan participants are immediately 100 percent vested in their own contributions. Employer matching contributions will become 100 percent vested upon the earlier of either the participant’s attainment of two years of credited service as defined in the plan document or normal retirement age (age 62). Full vesting of employer matching contributions also occurs upon termination of employment within the Controlled Group due to death, total disability or a “reduction in force” as defined in the Basic Labor Agreement.

Investment Options — Upon enrollment in the Plan, participants may direct their contributions in 1 percent increments to any of the 12 investment options described in the plan document. Participants may change their investment options on a daily basis.

Participant Loans — Participants may borrow from their fund accounts with loans of a minimum of $500 up to a maximum of 50 percent of their vested account balance or $50,000, whichever is less. A participant may not have more than one outstanding loan at any given time. The maximum loan period is four and a half years. Loans are secured by the assignment of the participant’s vested interest in the Plan, and bear interest at a rate of prime plus 1 percent. Repayments are made through payroll deductions (for active employees) or other forms of payment (for former employees or employees on a leave of absence). As of December 31, 2009, participant loans have maturities through 2014 at interest rates ranging from 4.25 percent to 10.5 percent.

Payment of Benefits — Distributions are generally made in a single lump sum payment as soon as practicable following termination of service, including layoff. However, a terminated participant under the age of 62 whose vested account balance exceeds $1,000 must consent to the distribution of his or her account balance prior to the date the participant attains age 62. Interests in the Northrop Grumman common stock fund will be distributed in accordance with the ESOP plan provisions.

Withdrawals — A participant may withdraw all or a portion of his or her vested account balance for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the plan document). Withdrawals can be made once a year. Withdrawals are limited to the amount of a participant’s account balance net of any loan balances outstanding.

Forfeited Accounts — At December 31, 2009 and 2008, forfeited accounts totaled $9,074 and $21,632, respectively. Any amounts forfeited may be used to reduce the Company’s obligation to make company matching contributions under the Plan. During the year ended December 31, 2009, employer contributions were reduced by $12,328 from forfeited nonvested accounts.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including registered investment company funds, a common/collective trust fund and corporate securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, changes in the values of investment securities may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value as determined by Wachovia National Bank (“Wachovia”), the Plan’s Trustee pursuant to a trustee agreement as directed and overseen by the Investment Committee. The shares of registered investment company funds are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Investments in the common/collective trust fund are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of the fund’s underlying assets. Securities traded on a national securities exchange, including investments in common and preferred stock, are valued at their quoted market prices at the end of the plan year. Securities that have no quoted market price are presented at their estimated fair values. Participant loans are valued at the outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Brokerage commissions, transfer taxes and other charges and expenses incurred in connection with the purchase, sale or other disposition of a security are added to the cost of the security or deducted from the proceeds of the sale or other disposition thereof, as appropriate.

Expenses — Administrative expenses of the Plan may be paid either by the Plan, the Company or NGC as provided in the plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2009 and 2008.

New Accounting Standards — The accounting standards initially adopted in the 2009 financial statements described below affect certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification (ASC) — In June 2009, the Financial Accounting Standards Board (FASB) issued its final Statement of Financial Accounting Standards (SFAS) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162. SFAS No. 168 made the FASB Accounting Standards

Codification (the “Codification”) the single source of U.S. GAAP used by nongovernmental entities in the preparation of financial statements, except for rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws, which are sources of authoritative accounting guidance for SEC registrants. The Codification is meant to simplify user access to all authoritative accounting guidance by reorganizing U.S. GAAP pronouncements into roughly 90 accounting topics within a consistent structure; its purpose is not to create new accounting and reporting guidance. The Codification supersedes all existing non-SEC accounting and reporting standards and was effective for the company beginning July 1, 2009. Following SFAS No. 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates (ASUs). The FASB will not consider ASUs as authoritative in their own right; these updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification.

Updates to Fair Value Measurements and Disclosures — In 2009, an update was made to ASC 820, Fair Value Measurements and Disclosures. This update expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments (see Note 4). The accounting and presentation requirements of this update took effect on April 1, 2009.

New Accounting Standard to be Adopted — In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (“ASU No. 2010-06”), which amends ASC 820, Fair Value Measurements and Disclosures, by adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. Management is currently evaluating the impact ASU No. 2010-06 will have on the Plan’s financial statements.

3.	INVESTMENTS

The Plan’s investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008
Evergreen U.S. Treasury Money Market Fund	$42,174,379	$35,786,092
Enhanced Stock Market Fund of Wachovia	12,092,931	8,980,362
Van Kampen Equity and Income Fund	9,528,746	7,039,391
Fidelity U.S. Bond Index Fund	9,368,742	7,351,428
Dodge and Cox Stock Fund	7,000,625	**
American Europacific Growth Fund	6,632,688	**

**	Investment value did not exceed 5 percent of net assets available for benefits at Plan year end.
The net appreciation in fair value of investments (including investments bought and sold, as well as held during the year) for the year ended December 31, 2009, is as follows:

Registered investment company funds	$9,255,879
Common/collective trust fund	2,417,542
Northrop Grumman Corporation common stock fund	845,414

Net appreciation in fair value of investments	$12,518,835

4.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.

The valuation techniques utilized are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 — Quoted prices for identical instruments in active markets. Level 1 investments of the Plan primarily include open-end mutual finds based on pricing, frequency of trading and other market considerations.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Level 2 investments of the Plan primarily include common and collective trust funds based on the use of net asset valuations derived by investment managers and domestic equity securities based on model-derived valuations.

Level 3 — Significant inputs to the valuation model are unobservable. Level 3 investments of the Plan include participant loans based on unobservable input required for valuation.

The following tables set forth by level the fair value hierarchy the investments held by the Plan as of December 31, 2009 and 2008.

As of December 31, 2009	Level 1	Level 2	Level 3	Total
Registered investment company funds	$38,860,018	$55,918,154		$94,778,172
Common/collective trust fund		12,092,931		12,092,931
Loans receivable from participants			$10,600,109	10,600,109
Northrop Grumman Corporation common stock fund		4,613,460		4,613,460

Total	$38,860,018	$72,624,545	$10,600,109	$122,084,672

As of December 31, 2008	Level 1	Level 2	Level 3	Total
Registered investment company funds	$25,121,224	$46,551,283		$71,672,507
Common/collective trust fund		8,980,362		8,980,362
Loans receivable from participants			$8,739,390	8,739,390
Northrop Grumman Corporation common stock fund		2,685,578		2,685,578

Total	$25,121,224	$58,217,223	$8,739,390	$92,077,837

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets using significant unobservable inputs for the years ended December 31, 2009 and 2008:

	2009	2008
Beginning Balance	$8,739,390	$6,879,268
Issuances	6,886,300	5,788,200
Repayments	(5,025,581)	(3,928,078)

Ending Balance	$10,600,109	$8,739,390

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of the Northrop Grumman Corporation common stock held in the NGC common stock fund. A significant decline in the market value of NGC’s common stock would significantly affect the net assets available for benefits. NGC is the Plan Sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest. At December 31, 2009, the Plan held 322,066 shares in the common stock fund of the Company, the sponsoring employer, with a fair value of $4,613,460. During the year ended December 31, 2009, the Plan recorded dividend income of $118,679.

Plan investments also include shares of registered investment company funds and a common/collective trust fund managed by Wachovia and, therefore, these transactions also qualify as party-in-interest transactions. The Plan paid $23,638 to the Trustee in fees for the year ended December 31, 2009. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the interests of all participants in their accounts are 100 percent vested.

7.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter, dated May 16, 2001, in which the Internal Revenue Service determined that the Plan terms at the time of the determination letter application were in compliance with the applicable sections of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Although the amendments have not yet been filed for a favorable determination letter, management will make any changes necessary to maintain the Plan’s qualified status. Management believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
* * * * * *

NORTHROP GRUMMAN SHIPBUILDING, INC. NEWPORT NEWS OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES (formerly known as Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees)
FORM 5500, SCHEDULE H, PART IV, LINE 4i,
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
		Including Maturity Date, Rate of
	Identity of Issue, Borrower,	Interest, Collateral, Par or
	Lessor, or Similar Party	Maturity Value	Cost	Current Value
	Registered Investment Company Funds
*	Evergreen U.S. Treasury Money Market Fund	U.S. Treasury Money Market Fund	**	$42,174,379
	Van Kampen Equity and Income Fund	Equity and Income Fund	**	9,528,746
	Fidelity U.S. Bond Index Fund	U.S. Bond Index Fund	**	9,368,742
	Dodge and Cox Stock Fund	Stock Fund	**	7,000,625
	American Europacific Growth Fund	Europacific Growth Fund	**	6,632,688
	Perkins Mid Cap Value Fund	Mid Cap Value Fund	**	5,002,326
*	Evergreen Omega Fund	Omega Fund	**	4,741,538
*	Evergreen U.S. Government Fund	U.S. Government Fund	**	4,375,033
	Morgan Stanley Institutional Fund Trust	Institutional Small Cap Value Fund	**	3,122,337
	Van Kampen Strategic Growth Fund	Emerging Growth Fund	**	2,831,758

				94,778,172
	Common/Collective Trust Fund

*	Enhanced Stock Market Fund of Wachovia	Enhanced Stock Market Fund	**	12,092,931

	Loans Receivable from Participants

*	Plan participants	Participant loans (maturing 2010 to 2014 at interest rates ranging from 4.25 percent to 10.5 percent)	**	10,600,109
	Northrop Grumman Corporation Common Stock Fund

*	Northrop Grumman Corporation	322,066 shares of NGC common stock fund	**	4,613,460

	Total assets			$122,084,672

*	Party-in-interest

**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN SHIPBUILDING, INC.
NEWPORT NEWS OPERATIONS SAVINGS (401(k))
PLAN FOR UNION ELIGIBLE EMPLOYEES (FORMERLY
KNOWN AS NEWPORT NEWS SHIPBUILDING SAVINGS
(401(K)) PLAN FOR UNION ELIGIBLE EMPLOYEES)

	By:	/s/ Debora Catsavas

Dated: June 24, 2010		Debora Catsavas
Acting Chairman, Benefit Plan Administrative Committees